UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Capital Southwest Corporation
(Name of Issuer)

Common Stock, $1 Par Value
(Title of Class of Securities)

140501107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON NED SHERWOOD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,938
	8	SHARED VOTING POWER 235,882
	9	SOLE DISPOSITIVE POWER 63,606
	10	SHARED DISPOSITIVE POWER 235,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 299,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.70%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON ZS CROSSOVER II GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 225,660
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 225,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.80%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON ZS CROSSOVER II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 116,332
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 116,332
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.99%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON ZS SPECIAL I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 109,328
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 109,328
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,328
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.81%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON MRMP TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SOUTH DAKOTA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,938
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 49,938
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,938
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.28%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 140501107

1	NAME OF REPORTING PERSON THE NED AND EMILY SHERWOOD FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,222
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,222
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,222
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 140501107

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase cost of the 299,488 Shares beneficially owned by the Reporting Persons is approximately $39,359,054.  The 116,332 Shares owned by Crossover II and the 109,328 Shares owned by Special I were acquired with their working capital.  The 49,938 Shares beneficially owned by MRMP were acquired with MRMP’s investment capital.  The 10,222 Shares beneficially owned by the Foundation where acquired with the Foundation’s investment capital.

Item 4 is hereby amended to add the following:

On May 29, 2008 the Reporting Persons delivered a letter to Gary Martin and the members of the Issuer’s Board of Directors expressing their dissatisfaction with the continued substantial market undervaluation of the Issuer due to the Issuer’s poor investment performance history and cavalier valuation procedures.  In the letter the Reporting Persons demanded that CSWC take steps to sell its approximately $54 million of unrestricted public securities and to register and distribute its holdings in ALG, HLYS, PHHM and WIRE.  The letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5 is hereby amended and restated to read as follows:

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned the Reporting Persons is based upon 3,889,151 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2008, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 23, 2008.

As of the date hereof, Crossover II and Special I beneficially owned 116,332 and 109,328 Shares, respectively, constituting approximately 2.99%, and 2.81% respectively, of the Shares outstanding.  Crossover GP as the general partner of each of Crossover II and Special I may be deemed to beneficially owned the 225,660 Shares owned in the aggregate by Crossover II and Special I, constituting approximately 5.80% of the Shares outstanding.  As a management committee member of Crossover GP, Mr. Sherwood may be deemed to beneficially own the Shares owned by Crossover GP.

As of the date hereof, MRMP beneficially owned 49,938 Shares, constituting 1.28% of the Shares outstanding.  As a trustee with sole voting and dispository power over the Shares owned by MRMP, Mr. Sherwood may be deemed to beneficially own the Shares owned by MRMP.

CUSIP NO. 140501107

As of the date hereof, the Foundation may be deemed to beneficially own 10,222 Shares, constituting less than 1% of the Shares outstanding.  As a director of the Foundation Mr. Sherwood may be deemed to beneficially own the 10,222 Shares owned by the Foundation.

As of date hereof, Mr. Sherwood beneficially owned an additional 13,668 Shares, constituting less than 1% of the Shares outstanding, by virtue of a written agreement between Mr. Sherwood and the Warlen L.P. (“Warlen”) that gives Mr. Sherwood approval to control all purchases and sales of the Shares owned by Warlen.

(b)           By virtue of his positions with Crossover II, Special I and the Foundation, Mr. Sherwood has shared power to vote and dispose of the 235,882 Shares aggregately owned by Crossover II, Special I and the Foundation.  Mr. Sherwood has sole power to vote and dispose of the 49,938 Shares owned by MRMP.  By virtue of his agreement with Warlen, Mr. Sherwood has the sole power to dispose of the 13,668 Shares that he may be deemed to beneficially own.  Mr. Sherwood does not have voting power over the 13,668 Shares owned by Warlen.

(c)           Schedule A annexed hereto lists all transactions in the Securities by the Reporting Persons in the past 60 days.  All of such transactions were effected in the open market, except as otherwise noted on Schedule A.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 7 is hereby amended to add the following exhibit:

Item 7.	Material to be Filed as Exhibits.

99.1.	Letter from ZS Crossover II LP to Gary Martin and the Board of Directors of the Issuer, dated May 29, 2008.

CUSIP NO. 140501107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2008	ZS CROSSOVER II LP

By: ZS Crossover II GP, L.L.C.
Its General Partner

	By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Management Committee Member

ZS SPECIAL I L.P.

By: ZS Crossover II GP, L.L.C.
Its General Partner

	By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Management Committee Member

ZS CROSSOVER II GP, L.L.C.

	By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Management Committee Member

MRMP TRUST

	By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Trustee

THE NED AND EMILY SHERWOOD FOUNDATION

	By:	/s/ Ned Sherwood
Name: Ned Sherwood
Title: Director

/s/ Ned Sherwood
NED SHERWOOD

CUSIP NO. 140501107

SCHEDULE A

Transactions in the Shares by the Reporting Persons in the Past 60 Days

Shares Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

ZS SPECIAL I L.P.
773	117.5059	04/03/08
1,000	114.9885	04/09/08
100	114.3000	05/12/08
1,105	119.6242	05/14/08
11	121.7273	05/15/08
1,454	118.6220	05/16/08
358	118.4064	05/19/08
1,628	118.6673	05/20/08
322	119.5715	05/21/08
1,233	120.6023	05/22/08
300	120.6433	05/22/08
2,342	120.5617	05/23/08
13,789	119.7783	05/27/08
2,558	118.0357	05/28/08

ZS CROSSOVER II LP
259	117.7414	04/04/08
961	119.3505	04/25/08
960	119.1142	04/30/08
1,000	121.4720	05/06/08
(1,000)	119.2845	05/06/08
3,501	115.9086	05/07/08
900	115.5654	05/08/08
2,403	114.9949	05/09/08